July 18, 2013

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attn:	Jay Ingram

Alfred Pavot

Tracey Smith

Asia Timmons-Pierce

Re:	The New Home Company LLC

Amendment No. 5 to the Registration Statement on Form S-1

Ladies and Gentlemen:

The New Home Company LLC (to be converted into a Delaware corporation prior to the completion of the offering to which the Registration Statement referred to below relates) (the “Company”) has today electronically transmitted, pursuant to Regulation S-T, Amendment No. 5 (“Amendment No. 5”) to the Registration Statement on Form S-1 (including exhibits thereto) of the Company (the “Registration Statement”) for filing under the Securities Act of 1933, as amended (the “Securities Act”). On behalf of the Company, we hereby respond to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) in a letter dated July 17, 2013 from Mr. Jay Ingram, Legal Branch Chief. For your convenience, the Staff’s comments are included in this letter and are followed by the applicable responses. We will also provide courtesy copies of Amendment No. 5 to the Registration Statement, as filed and marked to indicate the changes made from the filing of Amendment No. 4 to the Registration Statement with the Commission on July 16, 2013.

Amendment No. 4 to Registration Statement on Form S-1

Summary of Selected Financial Data, page 21

1.	Please complete the pro forma presentation of the statements of operations for the three months ended March 31, 2013, and the fiscal year 2012. Please note that this

Securities and Exchange Commission

Division of Corporation Finance

July 18, 2013

presentation should agree to the pro forma financial statements prepared in accordance with Article 11 of Regulation S-X on pages F-2 through F-6. In this regard, we note that you have removed the adjustments to the statements of operations from footnote (4).

Response: The pro forma presentations in the “Summary of Selected Financial Data” and the “Selected Financial Data” sections have been completed as requested (pro forma income/loss per share data has not been completed as that data relates to price range/share count). The Company confirms its understanding that such information should agree to the pro forma financial statements and notes that footnote (4) has been revised to refer readers to the pro forma financial statements for information regarding the adjustments reflected in the pro forma information so that investors are not left with an impression that there have been any adjustments to the pro forma information in those sections as compared to the pro forma financial statements.

Unaudited Pro Forma Consolidated Financial Statements, page F-2

Pro Forma Consolidated Balance Sheet, page F-3

2.	We note your response to comment 3 in our letter dated July 15, 2013. It is unclear how your analysis provided in Exhibit A addresses the concerns raised in our comment. We acknowledge that distributions made to the management members in accordance with the LLC agreement are accounted for as capital distributions rather than a portion as compensation expense. Similarly, payments (i.e., dividends) made to employees that hold common stock in a corporation that are pro rata to the other common stockholders’ interest are reflected as an equity transaction rather than as compensation. Our concern is with the executive management team’s ownership interest increasing from 25% to 40.3% subsequent to the conversion of the registrant from an LLC to a Delaware corporation without any additional consideration by the executive management team. In this regard, we note that the data on page 183 attached to your July 11, 2013 letter reflects a 40.3% interest and it is not clear why this is greater than the 25% interest referenced elsewhere in the filing. If this is impacted by the $10 million April 2013 capital contribution then that fact should be clarified in the filing. As previously requested, please provide us with your analysis of the authoritative literature that you considered when determining that the increase in this ownership interest did not result in the recognition of compensation expense. Please ensure your response includes references to the specific sections of the authoritative literature that you considered. To the extent that you determine that compensation expense should be recognized at the date of the transaction, please include the appropriate adjustment to the pro forma balance sheet and footnote disclosure for the pro forma income statement in accordance with Article 11-02(b)(5) of Regulation S-X. Further, we note your disclosure that the allocation of the aggregate 9,690,387 shares of common stock your current members will receive in connection with the conversion from an LLC to a Delaware corporation is variable depending on the initial public offering price. Please include a sensitivity analysis of the impact of a change in the initial public offering price in accordance with Article 11-02(b)(8) of Regulation S-X.

Securities and Exchange Commission

Division of Corporation Finance

July 18, 2013

Response: The Company respectfully submits to the Staff that the economic interest held by the executive management team in the The New Home Company LLC (the “LLC”) through their respective interest in TNHC Partners LLC before the conversion and in the corporation subsequent to the conversion is consistent. The 25% only represents the executive management team’s capital contribution requirement per the operating agreement of the Company. However, since the formation of the Company, after a pro rata return of capital contributions to the members, the executive management team’s economic interest has entitled it to 50% of distributions. Further, the economic interest held by the executive management team in the LLC was diluted from this 50% interest at March 31, 2013, as disclosed on page F-14 of the Registration Statement, to 40.3% in April 2013 due to the $10 million of additional capital contributions called by the Company (such 40.3% is based on the midpoint of the price range previously provided to the Staff in our correspondence on July 12, 2013). The subsequent event footnote on page F-33 of the Registration Statement has been revised to disclose the economic interest of the members specific to the April 2013 capital contribution.

We also respectfully submit to the Staff that a portion of the economic interest that will be held by the executive management team upon an initial public offering is contingent upon certain performance conditions and it will be recorded as compensation in accordance with ASC 718, Stock Compensation. The Company had calculated the fair value of this award at the date of grant of approximately $2.6 million, which would be recognized as compensation upon a liquidity event. This award was deemed to be an equity instrument in accordance with ASC 718 as it does not have characteristics of a liability instrument, as defined in ASC 718-10-25-6 and 718-10-25-19, such as, but not limited to, cash settlement or put redemption features. As requested, we have included this compensation charge in the pro forma financial statements including the key assumptions used to calculate the fair value of the award at the date of grant, and we have also included additional disclosure on page F-14 of the Registration Statement.

In addition, a sensitivity analysis of the impact of a change in the initial public offering price has been added in footnote 4.

Notes to Pro Forma Financial Statements, page F-6

3.	We note the expanded disclosures you provided in response to comment 5 in our letter dated July 15, 2013. It is unclear what the vesting period is for your restricted stock units and for the stock options to be granted in connection with the IPO. Please clarify if all of the restricted stock units and/or stock options vest ratably over three years, vest on a graded basis over three years, a portion of the grant of each instrument vests within one year, within two years ratably or graded, and within three years ratably or graded. If the vesting is other than ratably over three years, please expand your disclosures to provide investors with the calculations of the corresponding adjustment by vesting period. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Securities and Exchange Commission

Division of Corporation Finance

July 18, 2013

Response: The disclosure in footnote 4 on page F-6 has been revised in accordance with the Staff’s comments.

4.	Please confirm that you will include the $200,000 cash bonus in retained earnings for the pro forma balance sheet. Please refer to Article 11-02(b)(6) of Regulation S-X for guidance.

Response: The Company has confirmed that the $200,000 cash bonus will be included in retained earnings for the pro forma balance sheet.

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Securities and Exchange Commission

Division of Corporation Finance

July 18, 2013

Thank you for your responsiveness in providing the comments in your letter dated July 17, 2013. The Company appreciates the consideration of the Staff in this regard. We believe that the proposed modifications to the Registration Statement are responsive to the Staff’s comments. The Company would welcome the opportunity to discuss any questions that the Staff has in respect of the modifications or the responses set forth in this letter. The Company seeks to commence printing preliminary prospectuses and the marketing roadshow of its offering as soon as practicable. Please direct any further communications relating to this filing to the undersigned at (212) 839-5374.

Very truly yours,

/s/ J. Gerard Cummins
J. Gerard Cummins

cc:	H. Lawrence Webb

Edward F. Petrosky

Casey T. Fleck

Julian Kleindorfer